[redacted]

10028574

BB 3/18

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIE
W

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 13, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meredith Whitney Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 West 57th Street
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meredith Whitney 212-542-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner & Lubin, LLP
(Name – *if individual, state last, first, middle name*)

444 Madison Avenue New York, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/22

OATH OR AFFIRMATION

I, MEREDITH Whitney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meredith Whitney Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

SALVATORE FERRERA
Notary Public, State of New York
No. 01 FE4938456
Qualified in Westchester County
Term Expires 6/24/10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner&Lubin LLP
Certified Public Accountants
& Consultants

To the Member
Meredith Whitney Securities, LLC

In planning and performing our audit of the financial statements of Meredith Whitney Securities, LLC (the Company), as at and for the period from inception (August 13, 2009) to December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner & Lubin LLP

Eisner & Lubin LLP

New York, New York
February 18, 2010

Eisner & Lubin LLP
Certified Public Accountants & Consultants

MEREDITH WHITNEY SECURITIES, LLC

REPORT AS AT

DECEMBER 31, 2009

MEREDITH WHITNEY SECURITIES, LLC

INDEX

Eisner & Lubin LLP
Certified Public Accountants
& Consultants

INDEPENDENT AUDITORS' REPORT

Meredith Whitney Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Meredith Whitney Securities, LLC (the "Company") as at December 31, 2009, and the related statements of income and changes in member's equity, and cash flows for the period August 13, 2009 (inception) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Meredith Whitney Securities, LLC as at December 31, 2009, and the results of its operations and changes in member's equity, and cash flows for the period August 13, 2009 (inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner & Lubin LLP

EISNER & LUBIN LLP

New York, New York
February 18, 2010

Expertise & Leadership
444 Madison Avenue, New York, NY 10022, Tel: 212 • 751 • 9100, Fax: 212 • 750 • 3262, Web: www.eisnerlubin.com

MEREDITH WHITNEY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009

ASSETS

Cash	$ 130,238
Furniture and equipment, at cost (less accumulated depreciation of $851)	6,643
Goodwill	10,000
TOTAL	$ 146,881

LIABILITIES

Due to Meredith Whitney Advisory Group, LLC	$ 75,000
Accounts payable	25
Total liabilities	75,025

MEMBER'S EQUITY

Member's equity	71,856
TOTAL	$ 146,881

The notes to financial statements are made a part hereof.

MEREDITH WHITNEY SECURITIES, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY FOR THE PERIOD AUGUST 13, 2009 (INCEPTION) TO DECEMBER 31, 2009

Expenses:	
Registration fees	$ 4,787
Depreciation	851
Total expenses	5,638
NET (LOSS)	(5,638)
Member's contribution	77,494
MEMBER'S EQUITY - DECEMBER 31, 2009	$ 71,856

The notes to financial statements are made a part hereof.

MEREDITH WHITNEY SECURITIES, LLC

STATEMENT OF CASH FLOWS FOR THE
PERIOD AUGUST 13, 2009 (INCEPTION)
TO DECEMBER 31, 2009

Cash flows from operating activities:	
Net (loss)	$ (5,638)
Adjustments to reconcile net (loss) to net cash provided by operations:	
Depreciation	851
Increase in:	
Due to Meredith Whitney Advisory Group, LLC	75,000
Accounts payable	25
Net cash provided by operating activities	70,238
Cash flows from investing activities:	
Fixed asset additions	(7,494)
Purchase of Seegal Benson Leucadia Securities, LLC	(10,000)
Net cash (used in) investing activities	(17,494)
Net cash provided by financing activities - member's contribution	77,494
NET INCREASE IN CASH AND CASH - DECEMBER 31, 2009	$ 130,238

The notes to financial statements are made a part hereof.

Note A - Organization

Meredith Whitney Securities, LLC (the "Company") is a Delaware limited liability company. Meredith Whitney Advisory Group, LLC (the "Member") provided the initial capital funding on August 13, 2009, and as of December 31, 2009, is the sole member of the Company. On August 13, 2009, the Member purchased the limited liability membership interests of Seegall Benson Leucadia Securities, LLC, a registered broker dealer. The investment objective of the Company is to establish a broker dealer. As of December 31, 2009, the Company has not commenced operations.

Member's personal liability for debts is generally limited similarly to shareholder's liability for corporate debts.

Note B - Summary of Significant Accounting Policies

Method of Accounting - The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States. Assets, liabilities, income and expenses are accounted for on the accrual basis of accounting, whereby they are recognized when earned or incurred.

Fixed Assets - Fixed assets are recorded at cost and are being depreciated using the straight-line method over their estimated economic useful lives for financial statement purposes.

Income Taxes - No provision has been made for federal, state, or local income taxes since these taxes are the obligation of the Member.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note C - Related Party Transactions

On August 13, 2009, the Company and the Member entered into an agreement in a manner consistent with Securities and Exchange Commission (SEC) Rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Member agrees to assume and be legally obligated to pay the operating expenses and liabilities relating to the operation of the Company.

At December 31, 2009, the amount due to Meredith Whitney Advisory Group, LLC represents a non-interest bearing advance which was repaid January 6, 2010.

Note D - Net Capital Requirement

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital and aggregate indebtedness of $55,213 and $75,025, respectively. The net capital ratio was 1.36 to 1 or 136%, compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $50,211.

Note E - Subsequent Events

On January 12, 2010, FINRA granted the continuing membership application of the Company (formerly Seegal Benson Leucadia Securities, LLC) with regard to its request to complete a 100% ownership change. The Company has evaluated subsequent events through February 18, 2010, the date the financial statements were available for issuance.

MEREDITH WHITNEY SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2009

Net capital:	
Member's equity	$ 71,856
Deductions and charges - non-allowable assets	16,643
Net capital before haircuts	55,213
Haircuts	-
Net capital	$ 55,213
Aggregate indebtedness	$ 75,025
Computation of basic net capital requirement	
Minimum net capital required	$ 5,002
Excess net capital	$ 50,211
Ratio: aggregate indebtedness to net capital (1.36 to 1)	136%

The notes to financial statements are made a part hereof.

MEREDITH WHITNEY SECURITIES, LLC

EXEMPTION FROM RESERVE REQUIREMENTS
UNDER SEC RULE 15C3-3 (k) (2) (i)
DECEMBER 31, 2009

The Company is exempt from the reserve requirements under SEC Rule 15c3-3 sub-paragraph (k) (2) (i) as it meets all the requirements of the Rule.

The notes to financial statements are made a part hereof.